UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

comScore, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

20564W105

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 25, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 20564W105

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,105,457
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,105,457
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,105,457*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

PN

* Includes 500,000 Shares underlying a certain forward purchase contract exercisable within 60 days hereof.

2

CUSIP NO. 20564W105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,143,406
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,143,406
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,143,406*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

CO

* Includes 500,000 Shares underlying a certain forward purchase contract exercisable within 60 days hereof.

3

CUSIP NO. 20564W105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		355,816
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

355,816
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

355,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 20564W105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		198,863
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

198,863
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

198,863
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 20564W105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		198,863
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

198,863
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

198,863
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 20564W105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		198,863
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

198,863
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

198,863
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 20564W105

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,105,457
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,105,457
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,105,457*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

OO

* Includes 500,000 Shares underlying a certain forward purchase contract exercisable within 60 days hereof.

8

CUSIP NO. 20564W105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,105,457
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,105,457
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,105,457*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

PN

* Includes 500,000 Shares underlying a certain forward purchase contract exercisable within 60 days hereof.

9

CUSIP NO. 20564W105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,105,457
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,105,457
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,105,457*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

OO

* Includes 500,000 Shares underlying a certain forward purchase contract exercisable within 60 days hereof.

10

CUSIP NO. 20564W105

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,105,457
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,105,457
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,105,457*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

IN

* Includes 500,000 Shares underlying a certain forward purchase contract exercisable within 60 days hereof.

11

CUSIP NO. 20564W105

1	NAME OF REPORTING PERSON

MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,105,457
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,105,457
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,105,457*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

IN

* Includes 500,000 Shares underlying a certain forward purchase contract exercisable within 60 days hereof.

12

CUSIP NO. 20564W105

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,105,457
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,105,457
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,105,457*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

IN

* Includes 500,000 Shares underlying a certain forward purchase contract exercisable within 60 days hereof.

13

CUSIP NO. 20564W105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of comScore, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 11950 Democracy Drive, Suite 600, Reston, Virginia 20190.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;
(vi)	Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund, Starboard C LP and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(vii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(viii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(ix)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(x)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;
(xi)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and
(xii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

14

CUSIP NO. 20564W105

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard S LLC and Starboard C LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith, Mitchell and Feld are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

15

CUSIP NO. 20564W105

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 2,643,406 Shares beneficially owned by Starboard V&O Fund is approximately $71,493,457, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contract providing for the purchase of 500,000 Shares by Starboard V&O Fund is approximately $14,860,000, excluding commissions. The aggregate purchase price of the 355,816 Shares beneficially owned by Starboard S LLC is approximately $9,966,570, excluding brokerage commissions. The aggregate purchase price of the 198,863 Shares beneficially owned by Starboard C LP is approximately $5,570,883, excluding brokerage commissions. The aggregate purchase price of the 407,372 Shares held in the Starboard Value LP Account is approximately $10,847,100, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

As more fully described in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 4, 2017, Starboard Value LP and certain of its affiliates (collectively, “Starboard”) entered into an agreement with the Issuer (the “Agreement”) on September 28, 2017, pursuant to which, among other things, the Issuer appointed Wesley Nichols, Paul Reilly and Bryan Wiener to the Board and agreed to appoint an additional independent director recommended by Starboard. On October 16, 2017, Michelle McKenna-Doyle was appointed to the Board as the additional independent appointee. Pursuant to the terms of the Agreement, Starboard agreed, among other things, to certain voting commitments with respect to the Issuer’s next annual meeting of stockholders (“Next Annual Meeting”) and also agreed to certain customary standstill provisions until the earlier of (i) 30 business days prior to the deadline for the submission of stockholder nominations for the Issuer’s 2019 annual meeting of stockholders or (ii) 90 days prior to the first anniversary of the Next Annual Meeting. The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached as Exhibit 10.1 hereto and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

16

CUSIP NO. 20564W105

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 57,276,776 Shares outstanding, as of March 14, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2017.

A.	Starboard V&O Fund
(a)	As of the close of business on November 6, 2017, Starboard V&O Fund beneficially owned 3,143,406 Shares, including 500,000 Shares underlying certain forward purchase contracts.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 3,143,406
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,143,406
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on November 6, 2017, Starboard S LLC beneficially owned 355,816 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 355,816
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 355,816
4. Shared power to dispose or direct the disposition: 0

17

CUSIP NO. 20564W105

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on November 6, 2017, Starboard C LP beneficially owned 198,863 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 198,863
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 198,863
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 198,863 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 198,863
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 198,863
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 198,863 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 198,863
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 198,863
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
18

CUSIP NO. 20564W105

F.	Starboard Value LP
(a)	As of the close of business on November 6, 2017, 407,372 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 3,143,406 Shares owned by Starboard V&O Fund, (ii) 355,816 Shares owned by Starboard S LLC, (iii) 198,863 Shares owned by Starboard C LP, and (iv) 407,372 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 4,105,457
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,105,457
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
G.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 3,143,406 Shares owned by Starboard V&O Fund, (ii) 355,816 Shares owned by Starboard S LLC, (iii) 198,863 Shares owned by Starboard C LP, and (iv) 407,372 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 4,105,457
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,105,457
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
H.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 3,143,406 Shares owned by Starboard V&O Fund, (ii) 355,816 Shares owned by Starboard S LLC, (iii) 198,863 Shares owned by Starboard C LP, and (iv) 407,372 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 4,105,457
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,105,457
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
19

CUSIP NO. 20564W105

I.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 3,143,406 Shares owned by Starboard V&O Fund, (ii) 355,816 Shares owned by Starboard S LLC, (iii) 198,863 Shares owned by Starboard C LP, and (iv) 407,372 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 4,105,457
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,105,457
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
J.	Messrs. Smith, Mitchell and Feld
(a)	Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 3,143,406 Shares owned by Starboard V&O Fund, (ii) 355,816 Shares owned by Starboard S LLC, (iii) 198,863 Shares owned by Starboard C LP, and (iv) 407,372 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,105,457
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,105,457

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
20

CUSIP NO. 20564W105

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 28, 2017, Starboard and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Starboard V&O Fund entered into a forward contract with Morgan Stanley as the counterparty on the date referenced in Schedule B providing for the purchase of an aggregate of 500,000 Shares having an aggregate purchase price of $14,860,000 (the “Forward Contract”). The Forward Contract has a final valuation date of April 26, 2019, however, Starboard V&O Fund has the ability to elect early settlement after serving notice to Morgan Stanley of such intention at least two (2) scheduled trading days in advance of the desired early final valuation date. The Forward Contract provides for physical settlement. Until the settlement date, the Forward Contract does not give the Reporting Persons voting and dispositive control over the Shares to which such contract relates.

On November 6, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
99.1	Agreement by and among comScore, Inc. and Starboard Value LP, Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value GP LLC, Starboard Principal Co LP, and Starboard Principal Co GP LLC, dated September 28, 2017.
99.2	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, dated November 6, 2017.
99.3	Power of Attorney for Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, dated September 15, 2011.

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CUSIP NO. 20564W105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2017

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

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CUSIP NO. 20564W105

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Mark R. Mitchell Director*

Don Seymour Director	Managing Director of dms Governance	dms Governance dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

* Mr. Mitchell is a Reporting Person and, as such, the information with respect to Mr. Mitchell called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 20564W105

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	42,507	28.1304	10/25/2017
Purchase of Common Stock	42,507	28.1304	10/25/2017
Purchase of Common Stock	20,708	28.1709	10/25/2017
Purchase of Common Stock	20,707	28.1709	10/25/2017
Purchase of Common Stock	111,374	28.4047	10/25/2017
Purchase of Common Stock	111,373	28.4047	10/25/2017
Purchase of Common Stock	1,114	29.0017	10/26/2017
Purchase of Common Stock	1,115	29.0017	10/26/2017
Purchase of Common Stock	15,060	29.0921	10/26/2017
Purchase of Common Stock	15,060	29.0921	10/26/2017
Purchase of Common Stock	75	29.1500	10/26/2017
Purchase of Common Stock	75	29.1500	10/26/2017
Purchase of Common Stock	130,758	29.4478	10/26/2017
Purchase of Common Stock	130,759	29.4478	10/26/2017
Purchase of Forward Contract	500,000	29.7200	10/26/2017
Sale of Common Stock	(500,000)	29.7200	10/26/2017
Purchase of Common Stock	9,413	29.6200	10/27/2017
Purchase of Common Stock	9,412	29.6200	10/27/2017
Purchase of Common Stock	8,351	29.8977	10/30/2017
Purchase of Common Stock	8,351	29.8977	10/30/2017
Purchase of Common Stock	7,530	29.9900	10/30/2017
Purchase of Common Stock	7,530	29.9900	10/30/2017
Purchase of Common Stock	9,413	29.9000	10/31/2017
Purchase of Common Stock	9,412	29.9000	10/31/2017
Purchase of Common Stock	22,524	29.6467	11/01/2017
Purchase of Common Stock	22,524	29.6467	11/01/2017
Purchase of Common Stock	58,212	29.6866	11/03/2017
Purchase of Common Stock	58,212	29.6866	11/03/2017
Purchase of Common Stock	4,878	29.7645	11/06/2017
Purchase of Common Stock	4,877	29.7645	11/06/2017
Purchase of Common Stock	11,619	29.7460	11/06/2017
Purchase of Common Stock	11,619	29.7460	11/06/2017

CUSIP NO. 20564W105

Starboard Value and Opportunity S LLC

Purchase of Common Stock	10,048	28.1304	10/25/2017
Purchase of Common Stock	4,895	28.1709	10/25/2017
Purchase of Common Stock	26,327	28.4047	10/25/2017
Purchase of Common Stock	263	29.0017	10/26/2017
Purchase of Common Stock	3,560	29.0921	10/26/2017
Purchase of Common Stock	18	29.1500	10/26/2017
Purchase of Common Stock	30,910	29.4478	10/26/2017
Purchase of Common Stock	2,225	29.6200	10/27/2017
Purchase of Common Stock	1,974	29.8977	10/30/2017
Purchase of Common Stock	1,780	29.9900	10/30/2017
Purchase of Common Stock	2,225	29.9000	10/31/2017
Purchase of Common Stock	5,232	29.6467	11/01/2017
Purchase of Common Stock	13,523	29.6866	11/03/2017
Purchase of Common Stock	1,133	29.7645	11/06/2017
Purchase of Common Stock	2,699	29.7460	11/06/2017

Starboard Value and Opportunity C LP

Purchase of Common Stock	5,645	28.1304	10/25/2017
Purchase of Common Stock	2,750	28.1709	10/25/2017
Purchase of Common Stock	14,791	28.4047	10/25/2017
Purchase of Common Stock	148	29.0017	10/26/2017
Purchase of Common Stock	2,000	29.0921	10/26/2017
Purchase of Common Stock	10	29.1500	10/26/2017
Purchase of Common Stock	17,365	29.4478	10/26/2017
Purchase of Common Stock	1,250	29.6200	10/27/2017
Purchase of Common Stock	1,109	29.8977	10/30/2017
Purchase of Common Stock	1,000	29.9900	10/30/2017
Purchase of Common Stock	1,250	29.9000	10/31/2017
Purchase of Common Stock	2,947	29.6467	11/01/2017
Purchase of Common Stock	7,617	29.6866	11/03/2017
Purchase of Common Stock	638	29.7645	11/06/2017
Purchase of Common Stock	1,520	29.7460	11/06/2017

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Purchase of Common Stock	12,193	28.1304	10/25/2017
Purchase of Common Stock	5,940	28.1709	10/25/2017
Purchase of Common Stock	31,948	28.4047	10/25/2017
Purchase of Common Stock	320	29.0017	10/26/2017
Purchase of Common Stock	4,320	29.0921	10/26/2017
Purchase of Common Stock	22	29.1500	10/26/2017
Purchase of Common Stock	37,508	29.4478	10/26/2017
Purchase of Common Stock	2,700	29.6200	10/27/2017
Purchase of Common Stock	2,395	29.8977	10/30/2017
Purchase of Common Stock	2,160	29.9900	10/30/2017
Purchase of Common Stock	2,700	29.9000	10/31/2017
Purchase of Common Stock	6,916	29.6467	11/01/2017
Purchase of Common Stock	17,875	29.6866	11/03/2017
Purchase of Common Stock	1,498	29.7645	11/06/2017
Purchase of Common Stock	3,568	29.7460	11/06/2017